HellerEhrman

December 21, 2005



06010094

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200



SEC MAIL PROCESSING SECTION
RECEIVED
JAN 04 2006
WASH, D.C.
213

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding change of company secretary and authorized representative, dated November 21, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on November 21, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 1/6

HellerEhrman

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\39sec.doc

SCMP (Classified)
21st November 2005



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

CHANGE OF COMPANY SECRETARY AND AUTHORIZED REPRESENTATIVE

The Board of Directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") announces that Mr. Seaman Kwok Siu Man ("***Mr. Kwok***") has resigned as the company secretary and ceased to be an authorized representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("***Listing Rules***") with effect from November 21, 2005. On the same day, Mr. Kwok has also resigned as the authorized representative of the Company under Part XI of the Companies Ordinance, Cap.32 of the Laws of Hong Kong ("***Companies Ordinance***") as well.

Mr. Kwok has confirmed that there is no disagreement with the Board and that there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Ricky Chan Ming Tak ("***Mr. Chan***"), who is ordinarily resident in Hong Kong, has been appointed the company secretary and an authorized representative of the Company under the Listing Rules and the Companies Ordinance with effect from November 21, 2005 in place of Mr. Kwok. Mr. Chan is a solicitor qualified in Hong Kong and holds a Master of Laws from the University of London. He is also an attorney of the New York State Bar and a solicitor/advocate of Singapore.

By Order of the Board
Francis Lui Yiu Tung
Managing Director

Hong Kong, November 21, 2005

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

* *For identification purpose only*

2005年11月21日 星期一

香港經濟日報 A79



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：173）

公司秘書及授權代表之變動

K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）之董事會（「董事會」）宣佈，郭兆文先生（「郭先生」）已辭任本公司公司秘書，並離任根據香港聯合交易所有限公司證券上市規則第3.05條（「上市規則」）之本公司授權代表，由二零零五年十一月二十一日起生效。於同日，郭先生並辭任根據香港法例第三十二章公司條例之第XI部（「公司條例」）之本公司授權代表。

郭先生已確認彼概無與董事會意見分歧及並無就其辭職而需本公司股東注意之其他事宜。

董事會並宣佈，陳明德先生（「陳先生」）為一名通常居於香港人士已獲委任為本公司公司秘書，並獲委任為根據上市規則及公司條例之本公司授權代表，以代替郭先生，由二零零五年十一月二十一日起生效。陳先生為香港之合資格律師，並持有倫敦大學之法律碩士學位。彼亦為紐約州律師公會之律師及為新加坡之律師／出庭代訟人。

承董事會命
董事總經理
呂耀東

香港，二零零五年十一月二十一日

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

* 僅供識別